UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 1, 2026

Wellstreet Senior Living, Inc.

(Exact name of issuer as specified in its charter)

Georgia

(State or other jurisdiction of organization)

11175 Cicero Dr. Suite 100, Alpharetta, GA 30022

(Full mailing address of principal executive offices)

(678) 646-6791

(Issuer’s telephone number, including area code)

Item 9. Other Events.

On August 31, 2026, Wellstreet Senior Living, Inc., a Georgia corporation (the “Company”), terminated its Regulation A Offering (File No. 024-12578), and will no longer offer securities for purchase thereunder. The Company will continue to meet its periodic reporting obligations under Regulation A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 1, 2026	WELLSTREET SENIOR LIVING, INC.

	Signed:	/s/ Alan Jacobs
	Name:	Alan Jacobs
	Title:	Chief Financial Officer